



02006854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50649

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zenon Capital LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 – 2269 Lakeshore Blvd., W.
(No. and Street)

Toronto	Ontario	M8V 3X6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Z. Tatarsky (416) 255-9020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hawley & Company LLP, Chartered Accountants
(Name — *if individual, state last, first, middle name*)

225 Watline Avenue	Mississauga	Ontario	L4Z 1P3
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ZENON CAPITAL LP

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2001





Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principal:
Ronald G. Pedlar, B. Sc., M.B.A.

AUDIT REPORT ON FORM X-17A-5, PART III

We have audited the attached form X-17A-5, Part III (Statement of Financial Position) of Zenon Capital LP as at December 31, 2001 and the Statements of Earnings (Statement of Income), Partners' Capital, Changes in Financial Position for the year then ended, Computation of Net Capital Under Rule 15c3-1, as indicated in the Oath or affirmation (the "form"). This form is the responsibility of the partnership management. Our responsibility is to express an opinion on this form based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the form is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall form presentation.

In our opinion, this form presents fairly, in all material respects, the financial position of the partnership as at December 31, 2001 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

Mississauga, Ontario, Canada

February 22, 2002

Hawley & Company LLP

Chartered Accountants

ZENON CAPITAL LP **Statement 1**

STATEMENT OF FINANCIAL POSITION (US$)

DECEMBER 31, 2001

ASSETS	**2001**	2000
CURRENT		
Cash	**$ 57,002**	$ 61,956
Restricted cash (note 3)	**1,193,718**	1,125,787
Inventory (note 4)	**1,492,746**	1,451,987
Dividends and fees receivable	**6,190**	2,244
	$ 2,749,656	$ 2,641,974

LIABILITIES	**2001**	2000
CURRENT		
Accounts payable and accrued liabilities	**$ 21,677**	$ 27,878
Margin accounts payable (note 6)	**776,024**	781,913
Short accounts payable (note 7)	**1,194,824**	1,183,630
	1,992,525	1,993,421
CAPITAL		
Partners' capital (Statement 2)	**757,131**	648,553
	$ 2,749,656	$ 2,641,974

(See accompanying notes)



ZENON CAPITAL LP **Statement 2**

STATEMENT OF PARTNERS' CAPITAL (US$)

YEAR ENDED DECEMBER 31, 2001

	General Partner	Limited Partners	**2001 Total**	2000 Total
Balance, beginning of year	$ -	$ 648,553	**$ 648,553**	$ 514,252
Contributions	20,000	30,000	**50,000**	20,000
Net Earnings for the year	60,268	140,626	**200,894**	258,233
	80,268	819,179	**899,447**	792,485
Less Withdrawals	(64,258)	(78,058)	**(142,316)**	(143,932)
Balance, end of year	$ 16,010	$ 741,121	**$ 757,131**	$ 648,553

(See accompanying notes)



ZENON CAPITAL LP **Statement 3**

STATEMENT OF EARNINGS (US$)

YEAR ENDED DECEMBER 31, 2001

	2001	2000
REVENUE		
Gross trading profit	$ 383,673	$ 489,037
Dividend income	27,381	48,887
Interest income	35,147	54,776
MLP distribution	-	1,928
Good faith interest	1,878	3,200
Knight rebates	4,430	5,174
	452,509	603,002
EXPENSES		
Clearing charges	172,420	213,150
Communication charges	7,531	4,475
Interest charges	24,356	84,451
Dividends paid	39,625	34,820
Foreign taxes paid	-	160
Administrative expenses	2,608	2,395
Professional fees	5,075	5,318
	251,615	344,769
NET EARNINGS FOR THE YEAR	$ 200,894	$ 258,233

(See accompanying notes)

HC & LLP

ZENON CAPITAL LP **Statement 4**

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

		2001		2000
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net earnings for the year (Statement 3)	$	200,894	$	258,233
Adjustments for :				
Increase in dividends and fees receivable		(3,946)		(2,244)
Increase in inventory		(40,759)		(179,503)
Increase (decrease) in accounts payable and accrued liabilities		(6,201)		3,607
Decrease in margin accounts payable		(5,889)		(11,969)
Increase in short accounts payable		11,194		18,697
		155,293		86,821
FINANCING ACTIVITIES				
Contributions		50,000		20,000
Withdrawals		(142,316)		(143,932)
		(92,316)		(123,932)
INCREASE (DECREASE) IN CASH		62,977		(37,111)
CASH, BEGINNING OF YEAR		1,187,743		1,224,854
CASH, END OF YEAR	$	1,250,720	$	1,187,743
COMPRISED OF:				
Cash	$	57,002	$	61,956
Restricted cash		1,193,718		1,125,787
	$	1,250,720	$	1,187,743

(See accompanying notes)



ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. NATURE OF FINANCIAL STATEMENTS

These financial statements reflect the accounts of the limited partnership only and consequently, do not include all assets, liabilities, income and expenses of the partners. Income taxes are accounted for by each of the partners individually and therefore no provision for income taxes is made in the accounts of the partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Inventory

Inventory of securities is stated at current market value. Current market value of financial instruments is determined by quoted market closing prices at year end, when available. When a quoted market price is not readily available, alternative valuation methods may be used. For derivative financial instruments, current market is determined by quoted market closing prices, when available, prevailing market rates for instruments with similar characteristics and maturities or net present value analysis.

(b) Revenue Recognition

Revenue reflects the trading activity of the limited partnership.

(c) Translation of Foreign Currencies

These financial statements are presented in U.S. dollars.

Translations recorded in currencies other than US dollars are translated on the following basis:

> Current monetary assets and liabilities at exchange rates prevailing on the balance sheet dates. Revenues and expenses at the average exchange rate for the year.

(d) Measurement Uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(e) Security Transaction Charges

Security transaction charges are accrued for all transactions occurring up to the end of the reporting period.



ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

3. RESTRICTED CASH

Restricted cash consists of segregated funds on account with securities clearing firms from the short sale of securities and are not available for general operations. No interest is paid or accrued on restricted cash balances.

4. INVENTORY

Inventory consists of :

	Symbol	Quantity	Market Price
CENDANT CORP 7.75% CONV PFD UPPER DECS DUE 8/7/2004	JCD	200	$ 9,644
DUKE ENERGY CORP CORP UNIT BOOK ENTRY 8.25% DUE 5/18/04	DKE	7,000	184,450
EQUITY RESIDENTIAL PPTYS TRUST DEP SHS-REP 1/10TH 7.25% CUM CONV PFD SBI SER G	EQRPRG	200	5,060
ELECTRONIC DATA SYS CORP NEW INCOME PRIDES	EDSPRI	4,900	275,625
EQUITY RESIDENTIAL PROPERTIES TRUST	EQR	200	5,742
GLENBOROUGH REALTY TRUST INC.	GLB	100	1,940
GEORGIA PAC CORP PREMIUM EQUITY PART SEC UNITS 7.50% DUE 8/16/02 BOOK ENTRY	GPW	8,500	264,265
GENERAL GROWTH PROPERTIES INC.	GGP	300	11,640
MOTOROLA INC. EQUITY SEC UNIT	MEU	100	4,674
PPL CORPORATION	PPL	300	10,455



ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

4. INVENTORY (Continued)...

RAYTHEON CO EQUITY SEC UNITS	RTNPR	3,900	217,425
SELAED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	7,000	290,150
TXU CORP INCOME PRIDES BOOK ENTRY	TXUPRI	1,700	44,336
VEC TR I PREMIUM EQUITY PART SEC UNITS	VLOPRU	4,000	121,240
NASDAQ STOCK MARKET INC. COMMON STOCK			26,000
WARRANTS TO PURCHASE COMMON STOCK OF NASDAQ STOCK MARKET INC.			20,100
			$ 1,492,746

The cost of the inventory is $1,478,860 (2000 - $1,380,315).

5. PARTNERSHIP AGREEMENT

The partnership entered into an agreement dated June 10, 1996 whereby the General Partner Zenon Capital Inc., operates a securities and investment business for the partnership, for consideration of a share of the income generated by the partnership.

6. MARGIN ACCOUNTS PAYABLE

The margin accounts payable is due on demand. Interest charged on margin accounts is variable and set by the margin lender (December 31, 2001 – 4.5%). Margin accounts payable are secured by all assets held by the lender, which includes inventory held by securities clearing firms.



ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

7. SHORT ACCOUNTS PAYABLE

Short accounts payable is stated at market and is secured by all assets held by the lender, which includes inventory held by securities clearing firms.

Short accounts payable consists of:

	Symbol	Quantity	Market Price
CENDANT CORP	CD	300	$ 5,883
DUKE ENERGY CORP FORMERLY DUKE POWER CO	DUK	4,700	184,522
ELECTRONIC DATA SYSTEMS CORP NEW	EDS	3,200	219,360
EQUITY RESIDENTIAL PPTYS TRUST DEP SHS-REP 1/10TH 7.25% CUM CONV PFD SBI SER G	EQRPRG	500	12,650
GLENBOROUGH REALTY TRUST INC.	GLB	100	1,940
GENERAL GROWTH PROPERTIES INC.	GGP	300	11,640
GEORGIA PACIFIC CORP (GEORGIA PACIFIC GROUP) WITH RIGHTS TO PURCHASE PREFRD STK UNDER CERTAIN CIRCUMSTANCE	GP	7,700	212,597
PPL CORPORATION	PPL	300	10,455
RAYTHEON CO COM NEW	RTN	5,400	175,338
SEALED AIR CORP NEW	SEE	5,500	224,510
TXU CORP	TXU	700	33,005
VALERO ENERGY CORP NEW	VLO	2,700	102,924
			$ 1,194,824



8. PARTNERSHIP DISTRIBUTIONS AND CONTRIBUTIONS

During the year, the partnership received contributions of $20,000 (2000 - nil) from the general partner and $30,000 (2000 - $20,000) from the limited partners and made distributions of $64,258 (2000 - $63,129) and $78,058 (2000 - $80,803) respectively. The partnership agreement provides for contributions and distributions and the general partner maintains the liquidity of the partnership to meet obligations for distributions as required.

9. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

This statement has not been prepared as there are no liabilities of this nature.

10. COMPARATIVE FIGURES

Certain of the prior years comparative figures have been restated to conform with the current year's presentation.



ZENON CAPITAL LP

RECONCILIATION OF NET CAPITAL COMPUTATIONS

DECEMBER 31, 2001

per Securities and Exchange Commission (SEC) Rule 17a-5(d)

	Dec. 31, 2001
NET CAPITAL - Focus Report Part IIA, December 31, 2001	**$434,446**
Reconciling items:	
Total Ownership Equity (note 1)	1,817
Good Faith deposit surplus (note 2)	-847
Haircuts on securities:	
Other securities (note 3)	0
Undue concentration (note 4)	163
Receivables	-3,864
NET CAPITAL - Audited Form X-17A-5 Part III, December 31, 2001	**$431,715**

Notes:

1.	Total ownership equity Audited Form X-17A-5 Part III, December 31, 2001	$757,131
	Total ownership equity Focus Report Part IIA, December 31, 2001	755,314
	Difference	$1,817
	Accounts payable & accrued liabilities understated	-$508
	Receivables from brokers clearance account understated	2,326
	Good faith deposit overstated	-1
		$1,817
2.	This item was not recognized in the Focus Report Part IIA.	
3.	Haircuts -Other securities- Focus Report Part IIA, December 31, 2001	$174,859
	Haircuts -Other securities- Audited Form X-17A-5 Part III, December 31, 2001	174,859
	Difference in Haircuts - Other securities	$0
4.	Undue concentration Focus Report Part IIA, December 31, 2001	$99,909
	Undue concentration Audited Form X-17A-5 Part III, December 31, 2001	99,746
	Difference in Haircuts - Undue concentration	$163





Zenon Capital

TRIAL BALANCE AND NET CAPITAL COMPUTATION **December 31, 2001.**

Assets	**DEBIT**	**CREDIT**		
Canada Trust - Cash	894	0		
US Clearing - Good Faith Deposit	50,847	0		
US Clearing - Cash Account	0	(11,901)		
US Clearing - Margin Account	0	(764,122)		
US Clearing - Short Account	1,193,718	0		
US Clearing - Stocks Long	1,446,646	0	haircut	
US Clearing - Stocks Short	0	(1,194,824)	haircut	
Lind-Waldock - Futures Account	5,261	0		669,516 Equity
NASD Private Placement	46,100	0		251,822 Priced Portfolio
Dividends Receivable	3,554	0		3,864 Receivable
Knight Receivable	310	0		
US Clearing Receivable	2,326			
Liabilities				
Dividends Payable	0	(620)		-21,677 Payable
US Clearing Payable	0	(17,174)		
Other Payable	0	(3,883)		
Equity				
Equity at Start of Year	648,553	0		
Capital Deposits	50,000	0		
Capital Withdrawals - General Partner	0	(64,258)		
Capital Withdrawals - Limited Partners	0	(78,058)		
Limited Partnership Expenses	0	(7,845)		
Net Profit	208,739			
NET EQUITY	757,131			
Less NASD Private Placement	46,100			
Less Receivables	3,864			
Less Good Faith Deposit Surplus	847			
Less Haircut	274,605			
NET CAPITAL	431,715			
Required Net Capital	100,000			
Required Net Capital plus 20%	120,000			
EXCESS NET CAPITAL	331,715			

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427



Zenon Capital

HAIRCUT WORKOUT **December 31, 2001.**

	LONG Positions Symbol	Class	Moody's Rating	Quantity	Price	Market Value	Shares for Haircut	Net Value For Haircut	Haircut Percent	HAIRCUT	Percent of Net Capita	Concentration Haircut	Conversion Ratio	Hedge	Shares Zero Haircut
L01	JCD	V		200	48.2200	9,644	71	3,424	0.15	514	0.45	0	2.322	S01	129
L02	DKE	V		7,000	26.3500	184,450	0	0	0.15	0	0.00	0	0.526	S02	7,000
L03	EQR	C		200	28.7100	5,742	200	5,742	0.15	861	0.76	0			0
L04	EDS.PR.I	V		4,900	56.2500	275,625	329	18,506	0.15	2,776	2.44	0	0.700	S04	4,571
L05	GPW	V		8,500	31.0900	264,265	1204	37,432	0.15	5,615	4.94		1.055	S05	7,296
L06	MEU	V		100	46.7400	4,674	100	4,674	0.15	701	0.62	0			0
L07	RTN.PR	V		3,900	55.7500	217,425	276	15,387	0.15	2,308	2.03	0	1.490	S06	3,624
L08	SEE.PR.A	V		7,000	41.4500	290,150	785	32,538	0.15	4,881	4.30	0	0.885	S07	6,215
L09	TXU.PR.I	V		1,700	26.0800	44,336	323	8,424	0.15	1,264	1.11	0	0.508	S08	1,377
L10	VLO.PR.U	V		4,000	30.3100	121,240	225	6,832	0.15	1,025	0.90	0	0.715	S09	3,775
L11	x														0
L12	x														0
L13	x														0
L14	x														0
L15	x														0
L16	x														0
L17	x														0
L18	x														0
L19	x														0
L20	x														0
L21	x														0
L22	x														0
L23	x														0
L24	x														0
L25	x														0
L26	x														0
L27	x														0
L28	x														0
L29	x														0
L30	x														0
					LONG	1,417,551									

	SHORT Positions Symbol	Class	Moody's Rating	Quantity	Price	Market Value	Net Value for Haircut	Haircut Percent	Haircut	Percent of Net Capita	Concentration Haircut
S01	CD	C		300	19.6100	5,883	5,883	0.15	882	0.78	0
S02	DUK	C		4,700	39.2600	184,522	184,522	0.15	27,678	24.37	16,321
S03	EQR.PR.G	V		300	25.3000	7,590	7,590	0.15	1,139	1.00	0
S04	EDS	C		3,200	68.5500	219,360	219,360	0.15	32,904	28.97	21,547
S05	GP	C		7,700	27.6100	212,597	212,597	0.15	31,890	28.08	20,533
S06	RTN	C		5,400	32.4700	175,338	175,338	0.15	26,301	23.16	14,944
S07	SEE	C		5,500	40.8200	224,510	224,510	0.15	33,677	29.65	22,320
S08	TXU	C		700	47.1500	33,005	33,005	0.15	4,951	4.36	0
S09	VLO	C		2,700	38.1200	102,924	102,924	0.15	15,439	13.59	4,082
S10	x										
S11	x										
S12	x										
S13	x										
S14	x										
S15	x										
S16	x										
S17	x										
S18	x										
S19	x										
S20	x										
S21	x										
					SHORT	1,165,729			194,803		99,746
					Total	251,822					

		Percent of Total Market Value
INVESTMENT GRADE PREFERRED Long Market Value	0	
INVESTMENT GRADE PREFERRED Short Market Value	0	
INVESTMENT GRADE PREFERRED Haircut	0	
15% Total Market Value	1,298,688	
15% Long Market Value	132,959	10.2380
15% Short Market Value	1,165,729	89.7620
GREATER LONG/SHORT Haircut	174,859	
LONG/SHORT EXCEEDS 25% Haircut	0	
UNDUE CONCENTRATION Haircut	99,746	
TOTAL STOCK HAIRCUT	274,605	
Futures Positions		
FUTURES HAIRCUT	0	
TOTAL HAIRCUT	274,605	

EXPLANATORY NOTES
Positions are assigned to a CLASS as follows:
PI - Investment Grade Preferred Stock
PJ - Junk Grade Preferred Stock
M - Closed-End Municipal Bond Fund
B - Closed-End Bond Fund
V - Convertible Preferred Stock
C - Common Stock

Algorithm for LONG Convertible Preferred Haircuts
[1] No haircut if converted position is offset by short common.
[2] Find matching short position for long convertible preferred.
[3] Using conversion ratio, calculate amount of shares that are offset by short position.
[4] Apply 0% haircut to [3] and 15% haircut to QUANTITY-[3]

Offsetting Positions

GLB	100	19.4000	1,940
x			
EQR.PR.G	200	25.3000	5,060
GGP	300	38.8000	11,640
PPL	300	34.8500	10,455
x			
Total	[illegible]		

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427


ZC
Z
ARBITRAGE
Zenon Capital

AGGREGATE INDEBTEDNESS COMPUTATION

VALUES FROM TRIAL BALANCE **December 31, 2001.**

	AI	Non-AI
US Clearing - Margin Account	764,122	
US Clearing - Stocks Short		1,165,729
Dividends Payable	0	
Accrued Liabilities	21,057	
AGGREGATE INDEBTEDNESS	785,179	
NET CAPITAL	757,131	
Required Net Capital at 1500%	52,345	
EXCESS NET CAPITAL	704,786	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427


HAWLEY & COMPANY LLP
Chartered Accountants
LLP

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principal:
Ronald G. Pedlar, B. Sc., M.B.A.

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES - RULE 17A-5(j)

In accordance with Rule 17a-5(d) and 17a-5(j) we provide the following supplemental report to our annual audit report on form X-17A-5, Part III, describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Our annual audit on form X-17A-5, Part III did not disclose any material inadequacies.

Mississauga, Ontario, Canada

February 26, 2002

Hawley & Company LLP
Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 ◦ (905) 507-0590 ◦ fax: (905) 507-0594

OATH OR AFFIRMATION

I, GEORGE Z. TATARSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZENON CAPITAL LP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

Notary Public
ANN MURDOCH WOODRUFF

COPELAND, McKENNA
Barristers and Solicitors
2794 Lakeshore Blvd. West,
Toronto, Ontario
M8V 1H5

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*